Exhibit 99.7

PLUS MARKETS: CLK
OTCBB: CLKTF

CALCITECH STRENGTHENS MATERIAL SOURCING

HAMILTON, BERMUDA, 4TH SEPTEMBER, 2006 - CALCITECH LTD. (PLUS MARKETS: CLK; OTCBB: CLKTF) today announced it has commenced the expansion of its raw material sourcing programme.

The programme is part of the Company's strategy to develop current projects and to identify new potential projects. Each potential project requires detailed feasibility studies to be completed, and feed material sourcing plays an important role in this exercise, allowing promising projects to be fully developed.

Growing interest in CalciTech's SCC products has shown that there is wide scope for production facilities, diversified both geographically and by industry sector, and the programme will prepare the Company for the development of these markets.

Mr Yvan Hequet, a new appointment to the Company, will head the programme and carries responsibility for negotiating feedstock supply arrangements. Mr Hequet has extensive commercial and technical experience in the lime industry, having previously been sales director for ten years at Lhoist, the global market leader in burnt lime.

Mr Hequet stated, "Based on my knowledge of, and experience in, the lime industry, I expect to be able to introduce a considerable range of feed materials for the Company's SCC process, both for currently planned and additional production facilities."

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.

2